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                                                       Filed by NetSilicon, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                               Subject Company: NetSilicon, Inc.
                                                    Commission File No.: 0-26761


SUBJECT: A MESSAGE TO NETSILICON PARTNERS FROM CEO PETE PETERSON

As you may know, last week Digi International Inc. and NetSilicon Inc. announced a definitive merger agreement that will create a combined $160+ million company with the broadest offering of device connectivity solutions available anywhere. I wanted to write to you personally to let you know how positive this is for NetSilicon, our partners and customers and the world of Intelligent Networked Devices.

Digi International, based in Minneapolis, is the leader in Connectware, wired and wireless, hardware and software connectivity. Connectware is a complete portfolio of products that network-enable devices.

Digi recognized that NetSilicon has established a leading position in the embedded networking industry, which complements their go-to-market strategy. NetSilicon brings the missing pieces to Digi's product line: silicon and real embedded software, expanding the breadth and depth of the combined company's portfolio. Whether companies require a board-level solution or a physical solution to attach to their current or installed-base products, or if an OEM needs a complete device-networking platform to develop new advanced devices, Digi and Netsilicon will have the entire spectrum of customer needs within their portfolio.

For NetSilicon, teaming with a leader like Digi will allow us to invest in new technologies, and expand sales and technical coverage. Digi also brings NetSilicon a global distribution channel, strong market focus, customer knowledge and access, and state of the art host software. Digi's technological expertise in Industrial Automation, Point-of-Sale and Hospitality, Telecom and Datacomm, and other key markets will be a great advantage for NetSilicon customers as we deliver new and innovative products. The bottom line is that Digi provides NetSilicon great resources to make our company stronger and better than ever.

For NetSilicon partners, I believe this merger will provide some key advantages for everyone. For example, new business opportunities will flow to Authorized Developers and Distributors where they can build on Digi's board-level solutions and/or customize Digi products for particular applications. Best of all, as Digi integrates the NetSilicon platform into their own products, our partners will have an immediate advantage being familiar with NetSilicon's embedded device networking technology.

Since both companies are public, there will be a 60- to 90-day period before the transaction closes. During this period, the SEC will review the transaction and the companies will hold stockholder meetings to vote on the merger.

Today I remain as NetSilicon's Chairman and CEO, but I will assume a new role as a member of Digi International's Board of Directors and lead the combined company's business development efforts. Bruce Berger, Vice President of Digi's European operations, will assume responsibility for NetSilicon. Bill Peisel, currently NetSilicon's Chief Technology Officer, will become CTO of Digi.

Following the merger, NetSilicon will maintain offices in Waltham, Massachusetts as a separate legal entity of Digi International. NetSilicon will continue to develop and market its family of device networking platforms.

I have been proud to lead this growing organization and I am excited to pursue our device-networking vision as part of Digi's family. We believe we can be both a market and technology leader in a way that neither company could on its own.

Sincerely,
Cornelius "Pete" Peterson
Chairman and CEO
NetSilicon, Inc.


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QUICK LINKS:

DIGI INTERNATIONAL ACQUISITION OF NETSILICON CONFERENCE CALL:
http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=NSIL&script=2400

MERGER PRESS RELEASE:
http://www.netsilicon.com/CorpWeb/modules/search_news.asp?NewsID=168

NETSILICON WEBSITE:
http://www.netsilicon.com/

DIGI WEBSITE:
http://www.digi.com/

Additional Information and Where to Find It

Digi plans to file a Registration Statement on Form S-4 in connection with the transaction, and NetSilicon expects to mail a Proxy Statement/Prospectus to shareholders of NetSilicon and Digi containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Digi, NetSilicon, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NetSilicon by directing a request through the Investors Relations portion of NetSilicon's website at http://www.netsilicon.com or by mail to NetSilicon, Inc., 411 Waverley Oaks Road, Bldg. 227, Waltham, MA 02452 attention: Investor Relations, telephone: 1-800-243-2333 (for calls originating inside U.S.) or 1-781-647-1234 (for calls originating outside the U.S.) or Digi by directing a request through the Investors Relations portion of Digi's website at www.digi.com or by mail to Investor Relations, Digi International Inc., 11001 Bren Road East, Minnetonka, MN 55343 attention: Investor Relations, telephone:
1-952-912-3444.

In addition to the Registration Statement and the Proxy Statement/Prospectus, NetSilicon and Digi file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by NetSilicon or Digi at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. NetSilicon and Digi's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.